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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Galaxy Minerals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
[to be completed]
(CUSIP Number)
Joe Kelly
12 Church Street
Mechanics Bldg.
Hamilton, Bermuda HM11
704-552-8604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	705906105

1	NAMES OF REPORTING PERSONS: GCA Strategic Investment Fund Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		458,685,394

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		458,685,394

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	458,685,394

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.	Security and Issuer.
     This Schedule 13D relates to the beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”) of Galaxy Minerals, Inc., a Florida corporation (the “Issuer”). The principal executive offices and mailing address of the Issuer are located at 500 Park Avenue, Suite 203, Lake Villa, Illinois 60046.

Item 2.	Identity and Background.
     This Schedule 13D is being filed by GCA Strategic Investment Fund Ltd., a Bermuda Corporation (“GCA” or the “Reporting Person”). The principal business address of the Reporting Person is c/o Prime Management Ltd., Mechanics Building, 12 Church Street. The principal business of the Reporting Person is to hold and manage investments in other companies. The name, business address, present principal occupation or employment, and citizenship of each director of the Reporting Person (collectively, the “Directors”) is set forth below:

	Business Address	Present Principal Occupation	Citizenship of
Name of Director	of Director	or Employment of Director	Director
Joe Kelly	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator	Bermuda
Carol Monaghan	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator	Bermuda
Rod Forrester	Wakefield Quinn, Chancery Hall 52 Reid Street Hamilton, Bermuda HM12	Attorney	Bermuda
Lewis N. Lester	227 King Street Frederiksted, USVI 00840	Investment Advisor	United States
Michael S. Brown	106 Colony Park Drive, Suite 900 Cumming, Georgia 30040	Attorney	United States
Bradley A. Thompson	106 Colony Park Drive, Suite 900 Cumming, Georgia 30040	Financial Analyst	United States
     Other than the Directors listed above, there are no other executive officers or controlling persons of the Reporting Person. Information in this Schedule 13D about any person other than the Reporting Person has been provided to the extent known by the Reporting Person or is based upon statements made in filings with the Securities and Exchange Commission (the “Commission”) and has not been independently verified. The Reporting Person makes no representations as to the accuracy, truthfulness or completeness of such other information contained herein. This filing of the Schedule 13D is not, and should not be deemed to be, an admission that this Schedule 13D or that any Amendment thereto is required to be filed.
     To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the Directors has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     As described more fully in Item 4 below, the Reporting Person used $1,870,000 out of its working capital to purchase Convertible Secured Promissory Notes (the “Notes”) from the Issuer.

Item 4.	Purpose of Transaction.
     The Reporting Person acquired the Notes and beneficial ownership of the Common Stock for investment purposes. On May 9, 2005, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the “Agreement”) pursuant to which the Reporting Person agreed to purchase Notes from the Issuer, in an amount up to an aggregate total of $6,000,000 upon the request of the Issuer, assuming that the Issuer was in compliance with all terms of the Agreement at the time of the request. On May 9, 2005, at the Issuer’s request, pursuant to the terms of the Agreement the Reporting Person purchased Notes with a face value of $2,200,000 for a purchase price of $1,870,000. Also pursuant to the terms of the Agreement, in connection with the purchase of Notes by the Reporting Person, the Issuer issued to the Reporting Person warrants (the “Warrants”) to purchase 9,705,882 shares of the Common Stock.
     The Notes are due two years from their date of issuance. If the Issuer does not timely pay the Notes in accordance with their terms, then the Notes will begin to accrue interest at a rate of 12% per annum.
     Under the terms of the Notes, subject to certain limitations, the Reporting Person has the option to convert all or part of the outstanding principal amount of the Notes and any accrued and unpaid interest into shares of Common Stock. The number of shares of common stock to be issued upon each conversion shall be determined by dividing the dollar amount to be converted by the conversion price in effect on the date that the Reporting Person delivers notice of conversion to the Issuer. The conversion price is equal to 95% of the average of the three lowest closing bid prices for the twenty (20) trading days immediately prior to the date of the related notice of conversion.
     In connection with the Agreement, the Issuer and the Reporting Person also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement with the Commission to register the resale of any Common Stock acquired by the Reporting Person upon conversion of the Notes or exercise of the Warrants, and to cause such registration statement to be declared effective within specified timeframes.
     Under the terms of the Agreement, the Reporting Person is generally not permitted to convert Notes or exercise limited in the number of shares of Common Stock that it is permitted to receive upon conversion of the Notes or exercise Warrants if such exercise or conversion would result in the Reporting Person beneficially owning more than 4.99% of the Common Stock, including shares beneficially owned by the Reporting Person prior to such conversion or exercise. However, under the terms of the Agreement, such limitation will cease to apply upon the occurrence of any Event of Default (as defined in the Agreement) that is not cured for a period of ten calendar days. On February 3, 2006, the Reporting

Person sent notice to the Issuer that the Issuer is in default under the Notes and the Agreement due to the fact that the Issuer failed to cause a registration statement covering the resale of the Common Stock issuable upon conversion of the Notes or exercise of the Warrants declared effective within the period required by the Agreement.
     Other than as provided in the Agreement, the Registration Rights Agreement, the Notes, the Warrants, or in connection therewith or as otherwise set forth herein, the Reporting Person has no current plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Issuer; (h) causing the Common Stock to be delisted from any national stock exchange; (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer.
(a) See Boxes 11 and 13 of cover page 2. The Reporting Person’s percentage beneficial ownership of Common Stock is based on 446,603,616 shares of Common Stock outstanding as of November 11, 2005, as disclosed by the Issuer in its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005 filed with the Commission, and, pursuant to Rule 13d-3(d)(1)(i):
•	448,979,512 shares of Common Stock issuable to the Reporting Person upon the conversion of all Notes held by the Reporting Person, assuming the conversion price in effect on May 11, 2006; and

•	9,705,882 shares of Common stock issuable to the Reporting Person upon the exercise of all Warrants held by the Reporting Person.
(b) See Boxes 7-10 of cover page 2.
(c) The Reporting Person has not effected any transactions in Common Stock during the past 60 days, except as disclosed herein. To the Reporting Person’s knowledge, no person named in Item 2 of this Schedule 13D has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.
(d) Except as otherwise disclosed herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As described in Item 4 above, on May 9, 2005, the Reporting Person and the Issuer entered into a

Securities Purchase Agreement (the “Agreement”) pursuant to which the Reporting Person agreed to purchase Notes from the Issuer, in an amount up to an aggregate total of $6,000,000 upon the request of the Issuer, assuming that the Issuer was in compliance with all terms of the Agreement at the time of the request. To date, the Reporting Person has purchased Notes with an aggregate face value of $2,200,000 pursuant to the Agreement. The Reporting Person has notified the Issuer that the Issuer is in default under the Notes and the Agreement and, therefore, the Reporting Person is not obligated to purchase any additional Notes under the Agreement at this time.

Item 7	Material to be Filed as Exhibits.

EXHIBIT A	Securities Purchase Agreement, dated May 9, 2005, by and between the Issuer and the Reporting Person.*

EXHIBIT B	Form of Convertible Note from the Issuer to the Reporting Person*

EXHIBIT C	Form of Common Stock Purchase Warrant issued to the Reporting Person*

EXHIBIT D	Security Agreement, dated May 9, 2005, by and between the Issuer and the Reporting Person*

EXHIBIT E	Registration Rights Agreement, dated May 9, 2005, by and between the Issuer and the Reporting Person*

EXHIBIT F	Escrow Agreement, dated May 9, 2005, by and among the Issuer, the Reporting Person, and The Law Offices of Kim T. Stephens, as Escrow Agent*

EXHIBIT G	Mineral Rights Pledge Agreement, dated May 6, 2005, by and among Scott Goldstein, Stealth Enterprises Inc., Oro Blanco, LLC, and the Reporting Person*

EXHIBIT H	Security Agreement, dated May 6, 2005, by and between the Issuer and Oro Blanco Mining, LLC*

*	Filed as an exhibit to the Current Report on Form 8-K filed by the Issuer with the Commission on May 13, 2005, and incorporated by reference herein.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2006	GCA STRATEGIC INVESTMENT FUND LTD.

	By:	/s/Bradley A. Thompson

	Name:	Bradley A. Thompson
	Title:	Director

EXHIBIT INDEX

EXHIBIT A	Securities Purchase Agreement, dated May 9, 2005, by and between the Issuer and the Reporting Person.*

EXHIBIT B	Form of Convertible Note from the Issuer to the Reporting Person*

EXHIBIT C	Form of Common Stock Purchase Warrant issued to the Reporting Person*

EXHIBIT D	Security Agreement, dated May 9, 2005, by and between the Issuer and the Reporting Person*

EXHIBIT E	Registration Rights Agreement, dated May 9, 2005, by and between the Issuer and the Reporting Person*

EXHIBIT F	Escrow Agreement, dated May 9, 2005, by and among the Issuer, the Reporting Person, and The Law Offices of Kim T. Stephens, as Escrow Agent*

EXHIBIT G	Mineral Rights Pledge Agreement, dated May 6, 2005, by and among Scott Goldstein, Stealth Enterprises Inc., Oro Blanco, LLC, and the Reporting Person*

EXHIBIT H	Security Agreement, dated May 6, 2005, by and between the Issuer and Oro Blanco Mining, LLC*

*	Filed as an exhibit to the Current Report on Form 8-K filed by the Issuer with the Commission on May 13, 2005, and incorporated by reference herein.